UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CARISMA THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Titles of Class of Securities)

14216R101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
AbbVie Biotechnology Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,749,855

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,749,855

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,749,855

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.8%(1)

12	TYPE OF REPORTING PERSON
OO

(1)	Calculated based upon 40,356,806 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on November 9, 2023.

Item 1(a).	Name of Issuer:

Carisma Therapeutics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3675 Market Street, Suite 200

Philadelphia, Pennsylvania 19104

Item 2(a).	Name of Persons Filing:

AbbVie Biotechnology Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Thistle House, 4 Burnaby Street

Hamilton HM 11, Bermuda

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Titles of Classes of Securities:

Common stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSP Number:

14216R101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Act.

☐	(b)	Bank as defined in Section 3(a)(b) of the Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

☐	(e)	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See responses to Item 9 on the cover page.

(b)	Percent of Class:

See responses to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

The Board of Directors of AbbVie Biotechnology Ltd., which consists of Lindsey Bristow, Wayne Klintworth, Jonathan C. Clipper, Stephen Muldoon and Arthur Price and acts by majority vote, exercises voting and investment discretion of the reported securities. Each of Ms. Bristow and each of Messrs. Klintworth, Clipper, Muldoon and Price disclaim beneficial ownership of the reported securities and the filing of this statement shall not be deemed an admission of such beneficial ownership for purposes of Section 13.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2024

ABBVIE BIOTECHNOLOGY LTD.

By:	/s/ Lindsey Bristow
Name:	Lindsey Bristow
Title:	Director